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                                                            Exhibit (a)(1)(viii)


                FORM OF E-MAIL REMINDER ABOUT EXPIRATION OF OFFER


      This is a reminder that if you wish to exchange any of your eligible options pursuant to our Offer to Exchange Certain Outstanding Options for New Options dated June 25, 2003 (the "Offer"), you must submit your properly completed Election Form via fax or hand delivery (e-mail is not sufficient) for receipt by 5:00 p.m., Pacific Time, on July 24, 2003 (the "Expiration Date") to:

            Capstone Turbine Corporation
            Attention: Debbie Bernard
            21211 Nordhoff Street
            Chatsworth, California 91311
            Phone: (818) 734-5431
            Fax:   (818) 734-5381

      This is a firm deadline. If your Election Form is received after this time, it will not be accepted. We urge you to respond early to avoid any last minute problems.

      If you have already submitted an Election Form, your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer. To change your election, you must submit a new Election Form prior to the Expiration Date per the procedures set forth in the Offer.